Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS, AS AMENDED

OF

SIDUS SPACE, INC.

(the “Corporation”)

Section 2.8 of Article I of the Amended and Restated Bylaws, as amended, of the Corporation (the “Bylaws”), is hereby amended by deleting the first sentence of Section 2.8 in its entirety and replacing it with:

“Unless otherwise provided by law, the certificate of incorporation or these bylaws, the holders of stock representing 1/3 of the voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.”